Exhibit 99.1

Castor Maritime Inc. Reports Financial Results for the Three and Nine Months Ended September 30, 2019
Limassol, Cyprus, December 16, 2019 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced its results for the three and nine months ended September 30, 2019, the periods presented pursuant to a change in the Company’s fiscal year end from September 30 to December 31. The Company also announced today the filing of its transition report on Form 20-F with the Securities and Exchange Commission (the “Commission”) for the period from October 1, 2018 to December 31, 2018.
Earnings Highlights of the Three and Nine Months Ended September 30, 2019:
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Revenues: $1.2 million and $3.1 million for the three and nine months ended September 30, 2019, as compared to $1.1 million and $3.3 million for the three and nine months ended September 30, 2018, respectively;

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Net income: $0.2 million and $0.6 million for the three and nine months ended September 30, 2019, as compared to $0.5 million and $1.2 million for the three and nine months ended September 30, 2018, respectively; and

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EBITDA: $0.5 million and $1.1 million for the three and nine months ended September 30, 2019, as compared to $0.7 million and $1.8 million for the three and nine months ended September 30, 2018, respectively.

Business/ Financial Highlights:
◾	Raised gross proceeds of $2,625,590 under our at-the-market stock offering program (the “ATM”) by issuing 618,112 common shares at an average price of $4.25 per common share.
◾	Acquired the M/V Magic Sun on September 5, 2019, for a purchase price of $6.7 million.
◾	Acquired the M/V Magic Moon on October 20, 2019, for a purchase price of $10.2 million.
◾	In October 2019, amended the terms of the Series A Preferred Shares and received a waiver of accumulated dividends up to June 30, 2019.
◾	Concluded a $11.0 Million Senior Secured Term Loan Facility in November 2019.
Corporate Highlights:
◾	Change in fiscal year end from September 30 to December 31 of each year.
Earnings Commentary:
Third Quarter ended September 30, 2019 and 2018 Results
Time charter revenues, net of address commissions, for the three months ended September 30, 2019 increased to $1.2 million from $1.1 million in the same period of 2018, or a 10.9% increase. This increase reflects the addition to our fleet of the M/V Magic Sun on September 5, 2019, which correspondingly increased our period of Available Days from 273 in 2018 to 296 in 2019, thus generating additional revenues for that period. The daily time charter equivalent (the “TCE”) of our fleet for the third quarter of 2019 stood at $10,412, as compared to a daily TCE of $12,684 earned during the same period ended September 30, 2018, or a 17.9% decrease, reflecting the lower revenues earned for the M/V Magic P which was the result of relatively weaker market conditions in 2019 in relation to those prevailing in the same period of 2018. Daily vessel operating expenses for the period increased by $1,211, or 32.2%, to $4,976 from $3,765 in the respective period of 2018, with the increase predominantly driven by the increased spares and repair costs on the M/V Magic P and the pre-delivery expenses incurred on the M/V Magic Sun. Daily company administration expenses were $832 in the quarter ended September 30, 2019 as compared to $673 in the corresponding period of 2018, a daily increase of $158, which stems from additional fees and costs incurred as a result of the public listing of our Company which occurred on February 11, 2019. EBITDA for the period was $0.5 million compared to $0.7 million in the same period of 2018, with the decrease mainly attributable to the above discussed fluctuations.

Nine Months ended September 30, 2019 and 2018 Results
Time charter revenues, net of address commissions, for the nine months ended September 30, 2019 decreased to $3.1 million from $3.3 million in the same period of 2018, or by 5.1%. This decrease was mainly driven by the weaker charter hire rate achieved in the current nine-month period for the M/V Magic P as compared with last year’s nine-month period. The daily TCE of our fleet for the nine months ended September 30, 2019 was $10,203, lower than the $12,034 earned during the same period ended September 30, 2018, mainly as a result of the weaker charter market rates achieved in the current period, as discussed above, and the gain from bunkers incurred in the nine-month period of 2018 arising from cases where the bunker fuel sold under a new charter exceeded the cost of the bunker fuel acquired. Daily vessel operating expenses increased from $4,124 to $4,888 or by 18.5% in the compared periods. This increase was mainly associated with i) crew pre-joining as well as initial repair and maintenance costs following the delivery to our fleet of the M/V Magic Sun which took place on September 5, 2019, and ii) increased spares and repair costs on the M/V Magic P. Daily company administration expenses for each of the nine months ended September 30, 2019 and 2018 were $708 and $269, respectively. The $439 increase in daily administration expenses is mainly attributed to the additional fees and expenses we incurred in the nine-month period ended September 30, 2019 as part of being a public company since February 11, 2019. EBITDA for the period was $1.1 million, a 36.8% decrease as compared to $1.8 million in the same period of 2018, with the decrease mainly attributable to the above discussed fluctuations. As of September 30, 2019, we reported free cash of $3.5 million.
Corporate Developments Commentary:
Change in fiscal year end
On September 27, 2019, our Board of Directors approved a change in our fiscal year end from September 30 to December 31. This change was made to better align our reporting calendar with other NASDAQ listed companies and our industry peers. Our next fiscal year will end on December 31, 2019, resulting in a three‑ month transition period from October 1, 2018 to December 31, 2018. On December 16, 2019, we filed an audited transition report on Form 20-F with the Commission for the period from October 1, 2018 through December 31, 2018.
Business and Financial Developments Commentary:
At-the-market common stock offering program (“ATM”)
On June 28, 2019, we entered into an equity distribution agreement with Maxim Group LLC acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through the ATM program having an aggregate offering price of up to $10,000,000. As of September 30, 2019, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $2,625,590 and $2,320,176, respectively, by issuing and selling 618,112 common shares. The net proceeds received under the ATM were used to partly finance the acquisition of the M/V Magic Moon, as discussed below. Since September 30, 2019 no further sales have been completed under the ATM program.
Acquisition of the M/V Magic Sun and initial charter
On September 5, 2019, we, through one of our wholly-owned subsidiaries, took delivery of the M/V Magic Sun, a 2001 Korean-built Panamax dry bulk carrier, from an unaffiliated seller. The vessel commenced its initial charter with Oldendorff Carriers GMBH & Co KG on September 8, 2019 (the “Magic Sun Initial Charter”). The Magic Sun Initial Charter has been fixed at a daily hire rate of $12,000 and has an expected term of a minimum of eight (8) months up to a maximum of twelve (12) months. The M/V Magic Sun acquisition was financed using our existing cash reserves and the proceeds from a $5.0 million term loan entered into on August 30, 2019, between us and Thalassa Investment Co., an entity controlled by Petros Panagiotidis, our Chairman, Chief Executive Officer and Chief Financial Officer. The loan bears an annual fixed interest rate of 6% and has a bullet repayment at maturity, which is eighteen (18) months from the drawdown date of September 3, 2019.

Amendment to the Series A Preferred Shares and Waiver of accumulated dividend obligations
On October 10, 2019, we reached an agreement with all of the holders of our 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) pursuant to which, the Company’s accumulated obligations with respect to $4.3 million worth of due and overdue dividends on the Series A Preferred Shares were forgiven in exchange for the Series A Preferred Shareholders receiving 300,000 newly issued common shares. Simultaneously, we entered into an Amended and Restated Statement of Designation, under which, we and the Series A Preferred Shareholders further agreed to i) waive all our dividend obligations during the period from July 1, 2019 to December 31, 2021 so that dividend payments no longer accumulate during that period, ii) establish a fixed default dividend payment rate, which replaces and reduces an increasing rate, iii) increase the redemption price of the Series A Preferred Shares to $30 from $25 per share if the Company opts to redeem, in whole or in part, the Series A Preferred Shares for cash and iv) increase the liquidation preference of the Series A Preferred Shares from $25 to $30 per Series A Preferred Share.
Acquisition of the M/V Magic Moon and initial charter
On October 20, 2019, we took delivery of the M/V Magic Moon, a 2005 Japan built Panamax dry bulk carrier that we acquired from a third party in which a family member of Castor’s Chairman, Chief Executive Officer and Chief Financial Officer has an interest, for total cash consideration of $10.2 million. The M/V Magic Moon acquisition was financed using a combination of the net proceeds raised under our ATM program and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to the Company by an entity controlled by Petros Panagiotidis, Castor’s Chairman, Chief Executive Officer and Chief Financial Officer (the “$7.5 Million Bridge Loan”). The $7.5 Million Bridge Loan was repaid in full on December 6, 2019. The Magic Moon is currently chartered with United Bulk Carriers International S.R.L. at a daily gross hire rate of $13,000 and its term is expected to expire at the earliest in June 2020 and at the latest in September 2020.
Closing of $11.0 Million Senior Secured Term Loan Facility
On November 22, 2019, we, through two of our wholly-owned subsidiaries, closed our first $11.0 million secured term loan financing. The facility was drawn down on December 2, 2019. It has a term of five years from the drawdown date and bears interest at LIBOR plus 3.50% per annum. The net proceeds from the facility were partly used by the Company in order to retire, on December 6, 2019, the $7.5 Million Bridge Loan and are intended to be further used for general corporate purposes, which may also include the expansion of our fleet.
Management Commentary:
Mr. Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“We are pleased to report another profitable quarter for Castor coupled with positive business developments. In a very short period of time, we have successfully expanded our fleet and have secured attractive employment for our vessels at rates that are, on average, higher than the previous run rates and current market rates. We will continue pursuing our strategy of prudent and continuous growth by taking advantage of market opportunities as they are presented to us. Maximizing shareholder value remains our ultimate goal.”

Fleet Employment (as of December 16, 2019)
Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate	Redelivery Date (Earliest/ Latest)		Charterer
Magic P	76,453	2004	Japan	$12,500	January 2020	January 2020	Hudson
Magic Sun	75,311	2001	Korea	$12,000	May 2020	September 2020	Oldendorff
Magic Moon	76,602	2005	Japan	$13,000	June 2020	September 2020	United

Financial Results Overview:
	Three Months Ended		Nine Months Ended
(expressed in U.S. dollars, except per share data)	September 30, 2018 (unaudited)	September 30, 2019 (unaudited)	September 30, 2018 (unaudited)	September 30, 2019 (unaudited)
Time charter revenues	$1,122,653	$1,244,900	$3,294,235	$3,125,623
Net Income	$536,015	$244,229	$1,228,798	$560,801
Operating income	$531,553	$263,090	$1,234,468	$562,468
EBITDA(1)	$709,700	$468,813	$1,756,836	$1,111,228
Earnings/(Loss) per common share(2)	$0.10	$(0.02)	$(0.02)	$(0.57)

(1)
EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(2)	Earnings/ (Loss) per common share, basic and diluted, is calculated after taking into account the effect of cumulative dividends on the Series A Preferred Shares.
Fleet selected financial and operational data:
Set forth below are selected operational and financial statistical data of our fleet for each of the three and nine month periods ended September 30, 2018 and 2019 that the Company believes are useful in better analysing trends in its results of operations:
	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in U.S. dollars except for operational data)	2018	2019	2018	2019
Ownership Days(1)	92	118	273	299
Available Days(2)	92	115	273	296
Daily Time Charter Equivalent (TCE)(3)	$12,684	$10,412	$12,034	$10,203
Fleet Utilization(4)	100%	97.5%	100%	99.0%
Daily vessel operating expenses(5)	$3,765	$4,976	$4,124	$4,888
Daily company administration expenses(6)	$673	$832	$269	$708

(1)	Ownership days are the total number of calendar days in a period during which we owned our vessel.
(2)	Available days are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades and dry-dockings or special or intermediate surveys.
(3)
Daily TCE is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(4)	Fleet utilization is calculated by dividing the Available days during a period by the number of Ownership days during that period.
(5)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.
(6)	Daily company administration expenses are calculated by dividing company administration expenses during a period by the number of Ownership days during that period.

APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Income
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2019	2018	2019
(In U.S. dollars except for shares and per share data)
REVENUES
Time charter revenues, net of address commissions	$1,122,653	$1,244,900	$3,294,235	$3,125,623
EXPENSES
Voyage income/(expenses) (including related party commissions)	44,294	(47,567)	(8,933)	(105,516)
Vessel operating expenses	(346,400)	(587,213)	(1,125,983)	(1,461,473)
General and administrative expenses
- Company administration expenses	(61,939)	(98,128)	(73,399)	(211,548)
- Public registration costs	(20,237)	—	(234,406)	(132,091)
Management fees -related party	(29,440)	(42,440)	(87,360)	(100,360)
Depreciation and amortization	(177,378)	(206,462)	(529,686)	(552,167)
Operating income	$531,553	$263,090	$1,234,468	$562,468
Interest and finance costs, net	3,693	(18,122)	1,648	1,740
Other income/(expenses)	769	(739)	(7,318)	(3,407)
Net income	$536,015	$244,229	$1,228,798	$560,801
Earnings/ (Loss) per common share (1) (basic and diluted)	$0.10	$(0.02)	$(0.02)	$(0.57)
Weighted average number of shares outstanding, basic and diluted:
Common shares	2,400,000	2,601,184	2,400,000	2,467,798

(1)	Earnings/ (Loss) per common share, basic and diluted, is calculated after taking into account the effect of accrued cumulative dividends on the Series A Preferred Shares.

CASTOR MARITIME INC.

Consolidated Condensed Balance Sheets and Cash Flow Data (unaudited)
(Expressed in U.S. Dollars—except for share data)

	December 31, 2018	September 30, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,887,280	$3,519,688
Due from related party	176,434	371,199
Other current assets	783,703	809,044
Total current assets	2,847,417	4,699,931

OTHER NON CURRENT ASSETS:
Vessels, net	6,995,350	13,709,427
Deferred charges, net	341,070	41,802
Total other non-current assets, net	7,336,420	13,751,229
Total assets	$10,183,837	$18,451,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	244,371	260,385
Accrued liabilities -including related party	140,734	475,059
Unearned Revenue	47,708	83,715
Total current liabilities	432,813	819,159

NON-CURRENT LIABILITIES:
Long-term debt, related party	—	5,000,000
Total non-current liabilities	—	5,000,000
Total Liabilities	$432,813	$5,819,159

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 2,400,000 and 3,018,112 shares, issued and outstanding as at December 31, 2018 and September 30, 2019, respectively	2,400	3,018
Series A Preferred Shares- 480,000 shares issued and outstanding as at December 31, 2018 and September 30, 2019	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at December 31, 2018 and September 30, 2019	12	12
Additional paid-in capital	7,612,108	9,931,666
Retained Earnings	2,136,024	2,696,825
Total shareholders’ equity	$9,751,024	$12,632,001

Total liabilities and shareholders’ equity	$10,183,837	$18,451,160

CASH FLOW DATA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2019	2018	2019
Net cash provided by operating activities	$1,136,304	$282,404	$1,252,504	$1,021,367
Net cash used in investing activities	—	(6,768,025)	—	(6,768,025)
Net cash provided by financing activities	$—	$7,419,316	$—	$7,379,066

APPENDIX B
Non-GAAP Financial Information
Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total revenues (either time charter or voyage revenues), less any voyage expenses and commissions to related party, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):
	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available Days)	2018	2019	2018	2019
Time charter revenues (net of address commissions)	$1,122,653	$1,244,900	$3,294,235	$3,125,623
Voyage Expenses (including related party commissions)	44,294	(47,567)	(8,933)	(105,516)
Time charter equivalent revenues	$1,166,947	$1,197,333	$3,285,302	$3,020,107
Available Days	92	115	273	296
Time charter equivalent (TCE) rate	$12,684	$10,412	$12,034	$10,203

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income to EBITDA
	Three-Months Ended September 30,		Nine-Months Ended September 30,
(In U.S. dollars)	2018	2019	2018	2019
Net Income	$536,015	$244,229	$1,228,798	$560,801
Depreciation and amortization	177,378	206,462	529,686	552,167
Interest and finance costs, net	(3,693)	18,122	(1,648)	(1,740)
EBITDA	$709,700	$468,813	$1,756,836	$1,111,228

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com